The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, nor are they soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-160826

Subject to Completion. Dated March 17, 2010.

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 27, 2009)

7,900,000 American Depositary Shares
Representing
395,000,000 Ordinary Shares

Trina Solar Limited

This is an offering of 7,900,000 American depositary shares, or ADSs, representing ordinary shares of Trina Solar Limited, or Trina.

Our ADSs are listed on the New York Stock Exchange under the symbol “TSL.” The last reported sale price of the ADSs on March 16, 2010 was $22.89 per ADS.

See “Risk Factors” on page S-12 to read about factors you should consider before buying the ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Trina	$	$

The underwriters have the option to purchase up to an additional 1,185,000 ADSs from Trina at the initial price to public less the underwriting discount.

The underwriters expect to deliver the ADSs evidenced by ADRs against payment in New York, New York on          , 2010.

Credit Suisse	Goldman Sachs (Asia) L.L.C.

Barclays Capital

Prospectus Supplement dated          , 2010

ABOUT THIS PROSPECTUS SUPPLEMENT

This document comprises two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. The information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of ADSs. This prospectus supplement is an offer to sell the ADSs offered hereby only under circumstances and in jurisdictions where it is lawful to do so.

In this prospectus supplement, unless otherwise indicated,

•	“we,” “us,” “our” and “our company” refer to Trina Solar Limited, its predecessor entities and its subsidiaries;

•	“Trina” refers to Trina Solar Limited;

•	“Trina China” refers to Changzhou Trina Solar Energy Co., Ltd.;

•	“ADSs” refers to our American depositary shares, each of which represents 50 ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China, “$” or “U.S. dollars” refers to the legal currency of the United States, and “Euro” refers to the legal currency of the European Union; and

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.00001 per share.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

This prospectus supplement summary highlights selected information included elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus and does not contain all the information that you should consider before making an investment decision. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” sections and the financial statements and related notes and other information incorporated by reference, before making an investment decision.

Overview of Our Business

We are a large-scale integrated solar-power products manufacturer based in China with a global distribution network covering Europe, North America and Asia. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our photovoltaic, or PV, module production. Our PV modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.

We capitalize on our vertically integrated platform and low-cost manufacturing capability in China to produce quality products at competitive costs. We produce standard monocrystalline PV modules ranging from 165 watts, or W, to 240 W in power output and multicrystalline PV modules ranging from 215 W to 240 W in power output. We build our PV modules to general specifications, as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. In recent years, we have also increased our sales in emerging solar power markets, such as the Benelux markets, China, the Czech Republic, France, Japan, South Korea and the United States. We have established regional headquarters and offices located in Europe, North America and Asia to target sales and distribution in those markets. We sell our products to distributors, wholesalers, power plant developers and operators and PV system integrators, including Bull Solar, Enfinity NV, Gestamp Asetym Solar S.L., Invictus NV and Proysectos Integrales Solares S.L.

As of December 31, 2009, we had an annual manufacturing capacity of ingots and wafers of approximately 500 megawatts, or MW, and cells and modules of approximately 600 MW. In 2009, we fulfilled some of our ingot and wafer requirements by sourcing and obtaining toll services from our strategic partners. We will continue to contract toll services from third party manufacturers to process ingots and wafers and source wafers from our suppliers and strategic partners in order to fill the gap between our PV cell and module manufacturing capacity and our ingot and wafer manufacturing capacity as a result of strong market demand. As a result, we have developed relationships with various domestic and international suppliers of ingots and wafers.

We purchase polysilicon and reclaimable silicon materials from our network of over ten suppliers, including several leading global producers of polysilicon, and have developed strong relationships with our suppliers. To reduce raw material costs, we continue to focus on improving solar cell conversion efficiency and enhancing manufacturing yields. Our research and development platform will be further enhanced by the R&D Laboratory we have been commissioned by the PRC Ministry of Science and Technology to establish in the Changzhou PV Park located adjacent to our headquarters.

We began our research and development efforts in solar power products in 1999. We began our system integration business in 2002, our PV module business in late 2004 and our production of solar cells in April 2007. In 2007, 2008 and 2009, we generated net revenues of $301.8 million, $831.9 million and $845.1 million, respectively, and net income from our continuing operations of $35.4 million, $61.4 million and $97.6 million, respectively.

Industry Background

Solar energy generation systems use interconnected solar cells to generate electricity from sunlight through a process known as the photovoltaic effect. Solar power is a rapidly growing renewable energy source, and the solar power market has grown significantly over the past decade. According to Solarbuzz, an independent solar energy research and consulting firm, the global solar power market, as measured by annual volume of modules delivered to installation sites, grew at a compound annual growth rate, or CAGR, of 44.9% from approximately 1.5 gigawatts, or GW, in 2005 to approximately 6.4 GW in 2009. According to a Solarbuzz forecast, in one of several possible scenarios, annual solar power system installed capacity may further increase to approximately 24.7 GW in 2014, and solar power industry revenue may increase from $33.9 billion in 2009 to $77.9 billion in 2014, which we believe will be driven largely by growing market demand, rising grid prices and government initiatives.

In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis. As a result, increased manufacturing capacity combined with decreased demand caused a decline in the prices of solar power products. The prices of solar power products further declined for the remainder of 2009 primarily due to decreased prices of polysilicon and reclaimable silicon raw materials and increased manufacturing capacity. During the same period, however, lowered costs of raw materials have reduced the cost of producing solar power products. As the effect of the global economic crisis subsided through 2009, the combination of increased availability of financing for downstream buyers and decreased average selling prices of solar power products contributed to an overall increase in demand during the second half of 2009 for solar power products compared to the first quarter of 2009.

Currently, a majority of installed solar systems employ crystalline silicon technologies. A small portion of the installed base of solar systems uses thin-film technologies. According to Solarbuzz, crystalline silicon-based solar cells represented 82% of total cell production in 2009, compared to 18% for thin-film-based solar cells. We believe crystalline silicon technologies will continue to be the dominant technology used for the manufacture of solar power products.

We believe growing demand for electricity and energy supply constraints, government incentives for solar power and growing consumer awareness of the advantages of solar energy have driven and will continue to drive the growth of the solar power industry.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in the global solar power market:

Large Scale Vertically Integrated Manufacturing.

We believe our vertically integrated business model provides a more streamlined and efficient production process, shorter product development and production cycles, better control over quality and lower costs compared to less vertically integrated solar power companies, which allow us to benefit from increased margins. As of December 31, 2009, we had an annual manufacturing capacity of ingots and wafers of approximately 500 MW and PV cells and modules of approximately 600 MW. We believe our production facilities site in Changzhou is one of the largest fully integrated PV manufacturing sites in the world. Our vertically integrated model, with an emphasis on single-site integrated facilities, has favorably impacted our margins and helped offset negative pressure on margins from changes in industry dynamics. We also believe that our vertically integrated business model allows us to benefit from cost savings at each stage of the solar power product value chain.

Strong Brand with a Reputation for High Quality Products.

Our brand enjoys a strong market presence in some of the leading and most developed PV markets in the world, such as Germany, Spain and Italy. The success of our brand has also enabled us to penetrate new markets quickly, while expanding market share in our existing markets. In addition, we are one of the few Chinese solar companies consistently on European banks’ list of preferred suppliers for PV system installation projects, allowing our customers better access to financing while strengthening our position as a preferred supplier. Moreover, our vertically integrated model enables us to realize greater control over product quality. We believe that it is difficult for many solar manufacturers to efficiently examine and test the technical parameters of products procured from third-party suppliers on a large scale. Our integrated manufacturing capabilities allow us to ensure the quality of our solar power products and reduce our reliance on the quality assurances of third-party suppliers. Solar modules we produce are rated by independent third parties as high-quality. For example, our monocrystalline PV modules were ranked among the top three PV modules (out of 14 international brands of modules tested) based on yield from TUV Energy Rating Comparison Measurement tests in 2008. We operate a nationally recognized quality test laboratory in China that performs quality control testing on all of our products. We believe we offer better services than our competitors, such as more effective logistics management and timely responses to our customers’ needs, to customers in various markets worldwide.

Industry Leading Manufacturing Cost Structure.

We are one of the cost leaders among PV module producers as measured by our low total and non-silicon manufacturing costs. In the fourth quarter 2009, we had non-silicon manufacturing cost per watt of approximately $0.78, compared to $0.97 in the fourth quarter of 2008. Our cost effectiveness results principally from savings created by our manufacturing chain efficiencies and improved supply chain management. As a vertically integrated solar power products manufacturer, we are better positioned to compete against companies that specialize only in certain stages of the solar power product value chain, because we can internalize the value added from, and reduce or eliminate the costs associated with, toll manufacturers and third-party suppliers, in the event that we cannot source intermediate products or obtain toll manufacturing at favorable pricing terms. In addition, our China-based, centralized manufacturing facilities provide cost advantages over manufacturers in Europe, North America and Japan. We aim to maximize production efficiency by optimizing automated and manual operations in our manufacturing processes to leverage our lower cost skilled workforce and engineering and technical resources. In addition, we have entered into long-term contracts with our principal suppliers of polysilicon, including several leading global producers, securing favorable pricing for the majority of our raw material costs through long-term supply agreements. In addition to reducing raw material costs, we continue to focus on reducing our production costs by improving solar cell conversion efficiency and enhancing manufacturing yields.

Diversified Sales Across Regions and Segments.

Over the years, we have expanded our distribution network globally. While our core solar module customer base continues to be developed solar power markets in Germany, Italy and Spain, we have also expanded our sales into emerging solar power markets such as the Benelux markets, China, the Czech Republic, France, Japan, South Korea and the United States. To grow our sales and reduce exposure to any particular market, we have broadened our geographic presence and diversified our sales among distributors, wholesalers, power plant developers and operators, PV system integrators and regional and national grid operators through increased sales and marketing and customer support efforts. We have a quality customer base as many of our customers are well-known wholesalers and system integrators in their respective markets and are expanding to become multinational PV companies.

To respond effectively to our customers’ requests and to further expand our customer base, we believe it is critical to maintain a local presence in key solar power markets and to become a top tier supplier in the markets in which we operate. To further expand our distribution network and enhance our sales and delivery capabilities, we have established regional headquarters in Europe, North America and Asia. We established a representative office in California in September 2007, which became our regional headquarters in January 2010 and a regional headquarters in Switzerland in January 2010. We also established warehouse operations in Rotterdam, a key port city in the Netherlands, in December 2008, and in California in June 2009, further strengthening our distribution networks. Our localized offices will continue to be supported by our centralized operations and administration located in Changzhou, China.

Strong Research and Development Efforts and Advanced Technological Capabilities

Due to our strong research and development efforts and advanced technological capabilities, we are able to develop and manufacture quality products at a lower cost and provide our customers with a wide range of value-added services. Specifically,

•	we have developed a variety of solar power products for specific applications. These products include architecturally-friendly PV modules of different colors, shapes and sizes, such as black modules, square modules and large-sized modules, and crystalline-based BIPV roof products currently in an advanced prototype stage;

•	we have invested significantly in the research and development of solar cell technology. The average conversion efficiency rates of our monocrystalline and multicrystalline solar cells manufactured reached 18.8% and 17.5%, respectively, on a test production line basis as of December 31, 2009;

•	we focus on reducing our production costs by enhancing manufacturing yields, which enable us to deliver higher-efficiency products at a lower cost. For example, our research and development efforts enable us to optimize the use of silicon feedstock mix, which has attributed to our declining raw material costs; and

•	we are continuously developing advanced process technologies to improve the quality of our wafers, refine our ingot production process for increased size and yield and decreased production cost and time, and enhance wafer slicing processes.

In addition, we were selected as one of the two solar companies in China to establish a research and development center for PV technology commissioned by the PRC Ministry of Science and Technology. The R&D Laboratory, which will be located in the Changzhou PV Park, will focus on exploring and developing new PV technologies and improving existing technologies, such as use of alternative materials and assembly and system research, and facilitating technology exchanges with PV experts in China. We also plan to expand our research and development facilities in China to enhance our technology development capabilities.

Proven Execution by an International Management Team with Significant Industry Expertise.

We have an experienced international management team with a record of implementing new technologies and production processes quickly and successfully expanding our production capacity. Mr. Jifan Gao, our chairman and chief executive officer, has over 15 years of management experience in solar and other manufacturing industries. Mr. Gao currently serves as the vice chairman of the China Renewable Energy Society Solar Power Construction Committee and as the standing vice chairman of the New Energy Chamber of Commerce of the All-China Federation of Industry and Commerce. In addition, we have recruited experienced managers with diverse international backgrounds to help continue our expansion and growth. The international experience of our managers has enabled us to focus on improving our overseas sales efforts, to enhance the depth of our overall management team and to help achieve our goal of becoming an international company.

Our Strategies

Our objective is to become a global leader in the development and manufacture of solar power products. We intend to achieve this objective by pursuing the following strategies:

Extend Our Brand’s Strong Reputation for High-Quality Products.

We intend to build on our brand’s reputation for quality by continuing to source high-quality raw materials from third parties, manufacture core components internally to allow in-process quality control, and ensure high standards for our finished products through inspection and testing. We also plan to use a multi-faceted market penetration strategy to expand our brand presence internationally. First, we plan to continue to sell to large customers, such as distributors and wholesalers of solar power products, at current or greater volumes. Second, as our production output grows, we plan to increasingly sell to medium-size customers such as PV system integrators rather than larger customers, which we believe will enable us to achieve better pricing. Lastly, we plan to increase our sales to regional- and national-level grid-scale projects. We seek to build brand awareness among these customers and provide customer service through regionally-based staff to effectively and directly address our customers’ needs. We will continue to expand our presence in Europe, North America and Asia to provide more focused, localized and faster real-time service to our customers.

Maintain Our Cost Leadership Position

We have developed proprietary manufacturing processes throughout the solar module manufacturing value chain to significantly reduce our costs and increase our operational efficiency in each step of our production process. Our engineers and technicians are actively involved in each step of our manufacturing process and continuously strive to find innovative solutions to improve our production efficiencies and output yields within and between our core manufacturing value areas. By improving each step of the manufacturing process, we are able to raise our overall production yields and deliver higher-efficiency products at lower costs. By the end of 2010, we expect to further reduce our non-silicon manufacturing cost to approximately $0.70 per watt from approximately $0.78 per watt for the fourth quarter of 2009 through a combination of technology and manufacturing process improvements, together with improved supply chain and logistics management currently under development.

We will continue to seek to optimize our polysilicon procurement through medium-term and long-term supply contracts with domestic and international suppliers supplemented by purchases of polysilicon on the spot market, which we believe will help us achieve favorable blended raw material costs relative to the market. We have secured most of our polysilicon requirements to support our estimated production output through the end of 2010 and will continue our efforts to secure raw materials for future years. As part of our balanced and prudent supply management practice, we source most of our raw materials through long-term contracts, reserving up to 20% of our polysilicon requirements to be sourced from the spot market in order to capitalize on the rapid declining prices of polysilicon in recent periods.

In April 2008, in order to encourage the development of solar power industry in Changzhou, the Changzhou municipal government established a Changzhou PV Park adjacent to our headquarters that has attracted and continues to attract PV supply chain component manufacturers. Several of our key suppliers have established, or plan to establish, production facilities in the Changzhou PV Park. We believe the relocation of suppliers to the Changzhou PV Park will support our goal of realizing procurement and logistical advantages, accelerate our cost reduction initiatives, as well as providing synergies for research and development. For example, starting from January 2010, we commenced sourcing slurry for wafer slicing from a vendor’s new facility located in the Changzhou PV Park. Sourcing from suppliers located within the Changzhou PV Park and expanding our Enterprise Resource Planning (ERP) system to cover a greater number of vendors would allow us to collaborate with our vendors for better inventory and production management control, better monitoring of supply quality and easy access to onsite inventory.

Continue to Provide Effective Value-added Services to Customers.

We are committed to provide superior services to our customers. We seek to better serve our customers or their end-customers by setting up local offices with sales and marketing, sales support and logistics teams located close to them. We are also expanding our range of value-added services to customers. We service residential and commercial end-customers through a network of local distributors and system integrator partners. For distributors and system integrators, we provide marketing support, logistics support that minimizes handling and administrative costs, and pre-sale and post-sale supports that include customized product selection, technological and installation support. We are also developing a solar power product solution that we hope to launch in 2010 to make rooftop installation of solar power products easier for residential customers. For our customers in the utility sector, we will continue to provide a greater level of pre-sale due diligence and technical input to facilitate their procurement. We believe effective value-added services complement our quality products and will continue to contribute to our growth and success.

We intend to leverage on our dedication to provide quality services by participating in select downstream projects of constructing environmentally-friendly solar power plants. We usually become an equity investor in such downstream projects through the provision of PV module products. We also believe participating in downstream projects is a natural extension of our vertically integrated business model. It requires us to collaborate with companies that provides engineering, procurement and construction capabilities for building a utility scale solar power plant. We plan to devote our efforts to take advantage of these opportunities to produce additional revenue streams. We are also awarded with the experience of participating in building some of the world’s largest solar power installations and systems.

Continue to Target New Solar Power Market Opportunities.

We plan to rapidly expand in emerging markets within North America and Asia. According to a Solarbuzz forecast named “Green World,” the United States will become one of the largest solar power markets as the market size will surpass 0.9 GW in annual volume of modules delivered to installation sites in 2010, supported by government initiatives at various levels. We plan to increase our sales and service personnel to provide enhanced coverage of the solar power market in the United States. In addition, China is one of our key growth markets. In March 2009, the PRC government announced new financial subsidies to support PV applications that would allow for meaningful development of the solar power market in China. We believe that our strong brand name and in-depth knowledge of China’s solar power market will enable us to benefit from the growth of such market.

Expand Our Manufacturing Capacity.

In order to meet current and anticipated demand for our products, we intend to expand our manufacturing capacity across our monocrystalline and multicrystalline product lines significantly through a combination of adding production lines and improving manufacturing processes. We intend to increase our cell and module capacity to exceed our ingot and wafer capacity and to leverage our strategic relationship with our suppliers to source a portion of wafers through toll-partnering arrangements and direct purchases from third party suppliers. As of December 31, 2009, we had an annual manufacturing capacity of ingots and wafers of approximately 500 MW and cells and modules of approximately 600 MW. We plan to increase our annual manufacturing capacity of ingots and wafers to approximately 700 MW and cells and modules to between approximately 850 MW and 950 MW by the end of 2010. These capacity increases will be made at our new East Campus manufacturing facility, which commenced commercial operations in the fourth quarter of 2009.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect us:

•	the increase in the global supply of PV modules has caused substantial downward pressure on the price of such products and may affect our margins;

•	the volatile market and industry trends, in particular, the decline in the demand for our solar power products, may reduce our revenues and earnings;

•	the reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could reduce demand for our products and our revenues;

•	failure to obtain sufficient quantities of silicon raw materials could decrease our revenues and prevent us from expanding as planned;

•	we may be unable to manage our expanding operations effectively; and

•	we face competition from both renewable and conventional energy sources and products.

Corporate Structure

Our predecessor company, Changzhou Trina Solar Energy Co., Ltd., or Trina China, was incorporated in December 1997. In anticipation of our initial public offering, we incorporated Trina in the Cayman Islands as a listing vehicle on March 14, 2006. Trina acquired all of the equity interests in Trina China through a series of transactions that have been accounted for as a recapitalization and Trina China became our wholly-owned subsidiary. We conduct substantially all of our operations through Trina China. In December 2006, we completed our initial public offering and listed our ADSs on the New York Stock Exchange.

Corporate Information

Our principal executive offices are located at No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China. Our telephone number at this address is (86) 519 8548-2008 and our fax number is (86) 519 8517-6025. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.trinasolar.com. The information contained on our website does not form part of this prospectus supplement or the accompanying prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

THE OFFERING

ADSs offered by us in this offering	7,900,000 ADSs.

Ordinary shares to be outstanding after this offering	3,888,062,191 ordinary shares.

The ADSs	Each ADS represents 50 ordinary shares, par value $0.00001 per share. The ADSs will be evidenced by a global American depositary receipt.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of the this prospectus supplement. We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus supplement.

Depositary	The Bank of New York Mellon.

Options to purchase additional ADSs	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 1,185,000 additional ADSs.

Use of proceeds	We will receive net proceeds from this offering of approximately $ million based on the assumed public offering price of $22.89, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us. We intend to use the net proceeds we receive from this offering for the following purposes:

• approximately $100 million to expand manufacturing facilities for the production of PV cells and modules;

• approximately $50 million for research and development purposes, including the expansion of our research and development center; and

• the remaining amount for downstream projects and general corporate purposes.

See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement, as such factors may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission, or the SEC, for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

New York Stock Exchange trading symbol	TSL.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2009. The summary consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the year ended December 31, 2009. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,
	2007	2008	2009
	(in thousands, except for percentages, share, per share, ADS and per ADS data, and information under the heading “Consolidated Operating Data”)

Consolidated Statement of Operations Data
Net revenues	$301,819	$831,901	$845,136
Cost of revenues	234,191	667,459	607,982

Gross profit	67,628	164,442	237,154

Operating expenses:
Selling expenses	11,019	20,302	30,940
General and administrative expenses	17,817	41,114	65,406
Research and development expenses	2,805	3,039	5,439

Total operating expenses	31,641	64,455	101,785

Income from continuing operations	35,987	99,987	135,369
Foreign exchange (loss) and gain	(1,999)	(11,802)	9,958
Interest expense	(7,551)	(23,937)	(25,737)
Interest income	4,810	2,944	1,667
Gain (loss) on change in fair value of derivative	854	(1,067)	(1,590)
Other (expense) income	1,554	(156)	2,613

Income before income taxes	33,655	65,969	122,280
Income tax (expense) benefit	1,707	(4,609)	(24,696)
Net income from continuing operations	35,362	61,360	97,584
Net Income from discontinued operations	368	—	—

Net income	$35,730	$61,360	$97,584

Earnings per ordinary share from continuing operations:
Basic	$0.02	$0.02	$0.04
Diluted	$0.02	$0.02	$0.03
Earnings per ADS from continuing operations(1):
Basic	$0.76	$1.23	$1.79
Diluted	$0.75	$1.20	$1.68
Earnings per ordinary share:
Basic	$0.02	$0.02	$0.04
Diluted	$0.02	$0.02	$0.03

	For the Year Ended December 31,
	2007	2008	2009
	(in thousands, except for percentages, share, per share, ADS and per ADS data, and information under the heading ‘‘Consolidated Operating Data”)

Earnings per ADS(1):
Basic	$0.77	$1.23	$1.79
Diluted	$0.76	$1.20	$1.69
Weighted average ordinary shares outstanding:
Basic	2,339,799,657	2,501,202,680	2,724,185,761
Diluted	2,370,685,156	2,690,723,390	3,131,505,181
Weighted average ADS outstanding(1):
Basic	46,795,994	50,024,054	54,483,715
Diluted	47,413,704	53,814,468	62,630,104
Consolidated Financial Data
Gross margin	22.4%	19.8%	28.1%
Net margin of continuing operations	11.7%	7.4%	11.5%
Consolidated Operating Data
PV modules shipped (in MW)	75.91	201.01	399.01
Average selling price ($/W)	$3.80	$3.92	$2.10

(1)	Reflects ADS ratio change effective January 2010.

	As of December 31,
	2008	2009
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$132,224	$406,058
Restricted cash	44,991	72,006
Inventories	85,687	81,154
Accounts receivable, net	105,193	287,950
Property, plant and equipment, net	357,594	476,858
Total assets	940,116	1,548,698
Short-term borrowings	248,558	267,428
Accounts payable	62,504	186,535
Total current liabilities	335,714	515,401
Accrued warranty costs	12,473	21,023
Long-term borrowings	14,631	182,516
Convertible note payable	133,248	135,123
Total shareholders’ equity	433,057	677,225
Total liabilities and shareholders’ equity	$940,116	$1,548,698

RISK FACTORS

You should carefully consider the risks described below and in our annual report on Form 20-F for the year ended December 31, 2009, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to buy our ADSs. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to This Offering

Our management has broad discretion over the use of proceeds from this offering.

Our management has significant flexibility in applying the proceeds that we receive from this offering. Although we intend to use the proceeds from this offering to expand manufacturing facilities for the production of PV cells and modules, construct the R&D Laboratory in the Changzhou PV Park and for research and development purposes, develop downstream projects and enhance our value-added services, and fund other general corporate purposes, our board of directors retains significant discretion with respect to how these proceeds would be used. The proceeds of this offering may be used in a manner that does not generate favorable returns. In addition, if we use the proceeds to expand our facilities or develop downstream projects, there can be no assurance that any such expansion or project would be successfully integrated into our operations or otherwise perform as expected.

We may issue additional ADSs, other equity, equity-linked or debt securities, which may materially and adversely affect the price of our ADSs. Hedging activities may depress the trading price of our ADSs.

We require a significant amount of cash to fund our operations and currently have a significant amount of debt outstanding. We may issue additional equity, equity-linked or debt securities for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations for the repayment of existing indebtedness, including repayment of our 4.00% convertible senior notes due 2013, or for other reasons. Any future issuances of equity securities or equity-linked securities could substantially dilute your interests and may materially adversely affect the price of our ADSs. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales, including the sale of ADSs in this offering, may have on the market price of our ADSs. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Furthermore, the price of our ADSs could also be affected by possible sales of our ADSs by investors who view our outstanding convertible notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that involves our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 3,888,062,191 ordinary shares outstanding, including 3,479,984,800 ordinary shares represented by 69,599,696 ADSs, or 3,947,312,191 ordinary shares outstanding, including 3,539,234,800 ordinary shares represented by 70,784,696 ADSs, if the underwriters exercise their option to purchase an additional 59,250,000 ordinary shares in full. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. Shares owned by our directors, executive officers and certain other shareholders will be available for sale upon the expiration of the 90-day lock-up period from the date of this prospectus supplement, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the representatives of the underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would” or similar expressions, which refer to future events and trends, identify forward-looking statements. We do not guarantee that the transactions and events described in this prospectus supplement or in the accompanying prospectus will happen as described or at all. You should read this prospectus supplement and the accompanying prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus supplement and the accompanying prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur that will affect our results. The “Risk Factors” section of this prospectus supplement directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

This prospectus supplement also contains or incorporates by reference data related to the solar power market in several countries, including China. These market data, including market data from Solarbuzz, an independent solar energy research and consulting firm, include projections based on a number of assumptions. The solar power market may not grow at the rates projected by the market data or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our securities. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $           million, or approximately $           million if the underwriters exercise their over-allotment option in full, based on the assumed public offering price of $22.89, which was the last reported sale price of our ADSs on the New York Stock Exchange on March 16, 2010, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately $100 million to expand manufacturing facilities for the production of PV cells and modules;

•	approximately $50 million for research and development purposes, including the expansion of our research and development center; and

•	the remaining amount for downstream projects and general corporate purposes.

The foregoing use of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes, including repayment of certain of our outstanding bank borrowings. Pending the use of the net proceeds, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2009:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the completion of this offering, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us.

You should read this table together with our financial statements and the related notes, the information under “Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the year ended December 31, 2009.

	As of December 31,
	2009
	Actual	As Adjusted(1)
	(in thousands)

Long-term bank borrowings(2)	$182,516	$182,516
Convertible notes payable	135,123	135,123
Shareholders’ equity:
Ordinary shares, $0.00001 par value, 73,000,000,000 shares authorized, 3,486,901,296 shares issued and outstanding and 3,881,901,296 shares issued and outstanding, as adjusted(3)	35	39
Additional paid-in capital(4)	455,453	627,947
Retained earnings	210,297	210,297
Accumulated other comprehensive income	11,440	11,440

Total shareholders’ equity(4)	677,225	849,723

Total capitalization(4)	$994,864	$1,167,362

(1)	The as adjusted information is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing.

(2)	$182.5 million of our long-term borrowings are secured by either facilities or equipment. From January 1, 2010 until the date hereof, we incurred additional long-term bank borrowings of $113.8 million.

(3)	Includes 41,143,093 restricted shares granted to our officers, employees and consultants under our share incentive plan. Does not include (i) 1,989,900 ordinary shares issued to The Bank of New York Mellon in December 2009 to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan, and (ii) the underwriters’ option to purchase an additional 59,250,000 ordinary shares as described on the cover page of this prospectus supplement.

(4)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus supplement remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed public offering price of $22.89 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $7.6 million.

Except as disclosed above, there have been no material changes to our capitalization since December 31, 2009.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the public offering price per ADS and our net book value per ADS after this offering. Dilution results from the fact that the public offering price per ADS is substantially in excess of the net book value per ADS after this offering. Our net book value as of December 31, 2009 was $677.2 million, or $9.71 per ADS, based upon 3,486,901,296 ordinary shares outstanding as of that date. Net book value per ADS is calculated by subtracting our total liabilities from our total assets, and dividing this amount by the number of ordinary shares outstanding as of December 31, 2009 as represented by ADSs. Without taking into account any other changes in such net book value after December 31, 2009, other than to give effect to the sale by us of 7,900,000 ADSs offered in this offering at an assumed public offering price of $22.89 per ADS (the last sale price of our ADSs as reported on the New York Stock Exchange on March 16, 2010) and after deducting the underwriting discounts and estimated offering expenses payable by us, our as adjusted net book value as of December 31, 2009 would have been $849.7 million, or $10.94 per ADS. This represents an immediate increase in the net book value of $1.23 per ADS to our existing shareholders and an immediate dilution in the net book value of $11.95 per ADS to purchasers of our ADSs in this offering.

The following table illustrates the dilution on a per ADS basis based on the assumed public offering price of $22.89 per ADS:

Assumed public offering price per ADS	$22.89
Net book value per ADS as of December 31, 2009	9.71
Increase in net book value per ADS to existing shareholders attributable to the offering	1.23
As adjusted net book value per ADS after giving effect to the offering	10.94
Dilution in net book value per ADS to new investors in the offering	$11.95

Each $1.00 increase (decrease) in the assumed public offering price of $22.89 per ADS would increase (decrease) our as adjusted net book value after this offering by approximately $7.6 million, or approximately $0.10 per ADS, and the dilution in net book value per ADS to new investors by approximately $0.90 per ADS, assuming that the number of ADS offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option in full to purchase 1,185,000 additional ADSs in this offering, the as adjusted net book value per ADS after the offering would be $11.11 per ADS, and the dilution to the new investors would be $11.78 per ADS.

The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the offering price per share in this offering. As of December 31, 2009, there were:

•	23,189,855 ordinary shares issuable upon the exercise of options outstanding; and

•	127,440,279 ordinary shares reserved for future issuance under our share incentive plan.

DIVIDEND POLICY

We have not declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As we are a holding company, we rely on dividends paid to us by Trina China, our wholly-owned subsidiary in the PRC, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of Trina China’s accumulated profits as determined in accordance with PRC accounting standards and regulations. According to the relevant PRC laws and regulations applicable to Trina China and its articles of association, Trina China is required to maintain a general reserve fund and a staff welfare and bonus fund. Trina China is required to transfer 10% of its profit after taxation to its general reserve fund until the balance reaches 50% of its registered capital. The general reserve fund may be used to make up prior years’ losses incurred and, with approval from the relevant government authority, to increase capital. Trina China is also required to allocate a portion of its net profit after taxation to its staff welfare and bonus fund, which may not be distributed to its equity owners. However, the amount to be allocated to the staff welfare and bonus fund is at the sole discretion of the board of directors. In 2007, 2008 and 2009, Trina China’s board of directors did not elect to make any appropriation to the staff welfare and bonus fund. As a result of these PRC laws and regulations, Trina China is restricted in its ability to transfer the net profit to us in the form of dividends. The registered capital and the general reserve fund of Trina China that are restricted for distribution as dividends to us are included in note 15 to our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 included in our annual report on Form 20-F for the year ended December 31, 2009. They do not appear as separate line items in our financial statements.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend on our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Any dividends we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares” section of this prospectus supplement.

MARKET PRICE INFORMATION FOR OUR AMERICAN DEPOSITARY SHARES

Our ADSs are listed on the New York Stock Exchange under the symbol “TSL.” From December 19, 2006 to January 19, 2010, each of ADSs represented 100 ordinary shares. Effective on January 19, 2010, we reduced this ratio to 50 ordinary shares to one ADS. All ADS trading prices on the New York Stock Exchange set forth in this prospectus supplement, including historical trading and closing prices, have been adjusted to reflect the new ADS to ordinary shares ratio of 50 ordinary shares to one ADS. For the period from December 19, 2006 to March 16, 2010, the trading price of our ADSs on the New York Stock Exchange has ranged from $2.86 to $35.43 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the New York Stock Exchange for our ADSs.

	Sales Price
	High	Low

Annual High and Low
2006 (from December 19, 2006)	$10.14	$9.45
2007	35.43	9.04
2008	27.51	2.86
2009	27.79	2.98

Quarterly High and Low
First Quarter 2008	27.51	13.94
Second Quarter 2008	25.57	15.32
Third Quarter 2008	16.98	11.26
Fourth Quarter 2008	12.06	2.86
First Quarter 2009	6.165	2.98
Second Quarter 2009	13.77	5.46
Third Quarter 2009	17.79	10.64
Fourth Quarter 2009	27.79	14.79

Monthly High and Low
September 2009	17.79	12.18
October 2009	18.30	14.79
November 2009	23.29	17.10
December 2009	27.79	23.61
January 2010	30.78	20.93
February 2010	26.75	19.53
March 2010 (through March 16, 2010)	24.95	22.15

On March 16, 2010, the last reported sale price of our ADSs on the New York Stock Exchange was $22.89 per ADS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated March   , 2010, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. and Barclays Capital Inc. are acting as representatives, the following number of ADSs:

Underwriter	Number of ADSs

Credit Suisse Securities (USA) LLC
Goldman Sachs (Asia) L.L.C.
Barclays Capital Inc.

Total	7,900,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the ADSs if any are purchased, other than those ADSs covered by the option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the ADSs may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an additional 1,185,000 ADSs at the initial public offering price less the underwriters’ discounts and commissions.

The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus supplement. The ADSs will be offered in the United States through the underwriters, either directly or indirectly through their U.S. broker-dealer affiliates, or such other registered dealers as may be designated by the underwriters. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co. After the initial public offering the representatives may change the public offering price.

The following table summarizes the underwriting discounts and commissions we will pay.

	Per ADS		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
	of Option	of Option	of Option	of Option

Underwriting Discounts and Commissions paid by us	$	$	$	$

The expenses of this offering that are payable by us are estimated to be $           (excluding underwriting discounts and commissions). The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

One or more of the underwriters intend to make a secondary market for the ADSs. However, they are not obligated to do so and may discontinue making a secondary market for the ADSs at any time without notice. No assurance can be given as to how liquid the trading market for the ADSs will be.

We have agreed that we will not, directly or indirectly, (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, in, or (v) file with the SEC a registration statement under the Securities Act, relating to, our ordinary shares, our ADSs or securities convertible into or exchangeable or exercisable for any of our ordinary shares or our ADSs, or publicly disclose our intention to take any such action set forth in

(i) to (v), without the prior written consent of the representatives for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions.

Our directors, executive officers and certain of our shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares, our ADSs or securities convertible into or exchangeable or exercisable for any of our ordinary shares or our ADSs, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or our ADSs, whether any such aforementioned transaction is to be settled by delivery of our ordinary shares, our ADSs or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 90 days after the date of this prospectus supplement.

If (i) during the last 17 days of the initial lock-up period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial lock-up period, then in each case the lock-up restrictions will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the representatives waive, in writing, such extension.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

Our ADSs are listed on the New York Stock Exchange under the symbol “TSL.”

Some of the underwriters and their respective affiliates have provided investment banking and other services to us and our affiliates from time to time for which they have received customary compensation, and may do so in the future. Additionally, as of March 16, 2010, Credit Suisse Securities (USA) LLC is the beneficial owner of approximately $6.51 million of our 4.00% convertible senior notes due 2013.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of the ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase under their option to purchase additional ADSs. In a naked short position, the number of ADSs involved is greater than the number of ADSs covered by the option to purchase additional ADSs. The underwriters may close out any short position by either exercising their option to purchase additional ADSs and/or purchasing ADSs in the open market.

•	Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the ADSs to close out the short position, the underwriters will consider, among other things, the price of the ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through their option to purchase additional ADSs. If the underwriters sell more ADSs than could be covered by their option to purchase additional ADSs, a naked short position, that position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when ADSs originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids, as well as purchases for the underwriters’ own account, may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Selling Restrictions

Australia.  This prospectus supplement and the accompanying prospectus is not a disclosure document under Chapter 6D of the Corporations Act 2001 (Cth), or the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the ADSs under this prospectus supplement and the accompanying prospectus is only made to persons to whom it is lawful to offer the ADSs without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus supplement and the accompanying prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the ADSs sold to the offeree within 12 months after its transfer to the offeree under this prospectus supplement and the accompanying prospectus.

European Economic Area.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, the ADSs may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that the ADSs may, with effect from and including the Relevant Implementation Date, be offered to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any of the ADSs in any Relevant Member States means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Member State, by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.

(a)	The ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)	No advertisement, invitation or document relating to the ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Japan.  The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and (ii) in compliance with any other relevant laws and regulations of Japan.

Malaysia.  No prospectus supplement and the accompanying prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia pursuant to the Securities Commission Act, 1993, as the offer for purchase of, or invitation to purchase, the ADSs is meant to qualify as an “excluded offer or excluded invitation” within the meaning of Section 38 of the Securities Commission Act, 1993. The ADSs will not be offered, sold, transferred or otherwise disposed, directly or indirectly, nor any document or other material in connection therewith distributed, in Malaysia, other than to persons falling within any one of the categories or persons specified in Schedule 2 and/or Schedule 3 of the Securities Commission Act, 1993, who are also persons to whom any offer or invitation to purchase or sell would be an excluded offer or invitation within the meaning of Section 38 of the Securities Commission Act, 1993.

PRC.  This prospectus supplement and the accompanying prospectus do not constitute a public offer of the ADSs, whether by way of sale or subscription, in the PRC (excluding, for purposes of this paragraph, Hong Kong). Other than to qualified domestic institutional investors in the PRC, the ADSs are not being offered and may not be offered or sold, directly or indirectly, in the PRC to or for the benefit of, legal or natural persons of the PRC. According to the laws and regulatory requirements of the PRC, with the exception of qualified domestic institutional investors in the PRC, the ADSs may, subject to the laws and regulations of the relevant jurisdictions, only be offered or sold to non-PRC natural or legal persons in Taiwan, Hong Kong or Macau or any country other than the PRC.

Singapore.  This prospectus supplement and the accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289), or the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

1.	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person, or any person pursuant to Section 275(2), or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

2.	where no consideration is given for the transfer; or

3.	by operation of law.

State of Kuwait.  The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus supplement and the accompanying prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus supplement and the accompanying prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the underwriters to obtain copies of this prospectus supplement and the accompanying prospectus are required by us and the underwriters to keep this prospectus supplement and the accompanying prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Switzerland.  This prospectus supplement and the accompanying prospectus does not constitute a prospectus within the meaning of Article 652a or 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht), and none of this offering and the ADSs has been or will be approved by any Swiss regulatory authority.

United Arab Emirates.  This prospectus supplement and the accompanying prospectus is not intended to constitute an offer, sale or delivery of ADSs or other securities under the laws of the United Arab Emirates (UAE). The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

This offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus supplement and the accompanying prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom.  The ADSs may not be offered or sold other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the ADSs would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by the issuer. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ADSs other than in circumstances in which Section 21(1) of the FSMA does not apply to the issuer.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement of which this prospectus supplement forms a part, and the exhibits and schedules thereto.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care.

Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering by means of this prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement. This means that you must review at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus supplement or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus supplement the following documents filed with the SEC:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on March 17, 2010.

•	All subsequent reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference that we file with the SEC on or after the date hereof and until the termination or completion of the offering by means of this prospectus supplement.

We will provide at no cost to each person, including any beneficial owner, to whom this prospectus supplement and the accompanying prospectus is delivered, upon oral or written request of such person, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus supplement and the accompanying prospectus, but not delivered therewith. Requests for such copies should be directed to:

No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(86) 519 8548 2008
Attention: Chief Financial Officer

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this prospectus supplement and the accompanying prospectus. These documents may also be accessed through our website at http://www.trinasolar.com or as described under the heading “Where You Can Find More Information About Us,” above. The information contained in, or that can be accessed through, our website is not a part of this prospectus supplement or the accompanying prospectus.

LEGAL MATTERS

We are being represented by Latham & Watkins with respect to certain legal matters as to United States federal securities and New York state law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York state law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by Jun He Law Offices.

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this prospectus supplement by reference from Trina Solar Limited’s Annual Report on Form 20-F for the year ended December 31, 2009, and the effectiveness of Trina Solar Limited’s internal control over financial reporting have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai 200002, People’s Republic of China.

PROSPECTUS

Trina Solar Limited

Ordinary Shares
Preferred Shares
Debt Securities
Warrants

We may offer and sell the securities in any combination from time to time in one or more offerings. The debt securities and warrants may be convertible into or exercisable or exchangeable for our ordinary shares, preferred shares, depository shares or our other securities. This prospectus provides you with a general description of the securities we may offer.

Each time we sell securities we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

We may sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. The names of any underwriters will be included in the applicable prospectus supplement.

Investing in our securities involves risks. See the “Risk Factors” section contained in the applicable prospectus supplement and in the documents we incorporate by reference in this prospectus to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

We may offer the securities independently or together in any combination for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. See “Plan of Distribution.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

The date of this prospectus is July 27, 2009.

ABOUT THIS PROSPECTUS

You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

•	“we,” “us,” “our” and “our company” refer to Trina Solar Limited, its predecessor entities and its subsidiaries;

•	“Trina” refers to Trina Solar Limited;

•	“Trina China” refers to Changzhou Trina Solar Energy Co., Ltd.;

•	“ADSs” refers to our American depositary shares, each of which represents 100 ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China, “$” or “U.S. dollars” refers to the legal currency of the United States, and “Euro” refers to the legal currency of the European Union; and

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.00001 per share.

This prospectus is part of an “automatic shelf” registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, using a “shelf” registration process. By using a shelf registration statement, we may sell any combination of our ordinary shares, preferred shares, debt securities and warrants from time to time and in one or more offerings. This prospectus only provides you with a summary description of our ordinary shares. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the securities being offered (if other than ordinary shares and ADSs) and the specific terms of that offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement of which this prospectus forms a part, and the exhibits and schedules thereto.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care.

Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus the following documents filed with the SEC:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on April 30, 2009, and the Amendment No. 1 thereto, filed with the SEC on July 15, 2009.

•	Our current report on Form 6-K, filed with the SEC on June 1, 2009.

•	Our current report on Form 6-K, filed with the SEC on July 27, 2009.

•	The description of our ordinary shares contained in the registration statement on Form 8-A (File No. 001-33195), filed with the SEC on December 7, 2006, including any amendment and report subsequently filed for the purpose of updating that description.

•	All subsequent reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference that we file with the SEC on or after the date hereof and until the termination or completion of the offering by means of this prospectus.

We will provide at no cost to each person, including any beneficial owner, to whom this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus, but not delivered with the prospectus. Requests for such copies should be directed to:

No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(86) 519 8548 2008
Attention: Chief Financial Officer

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this prospectus and any accompanying prospectus supplement. These documents may also be accessed through our website at www.trinasolar.com or as described under the heading “Where You Can Find More Information About Us” above. The information contained in, or that can be accessed through, our website is not a part of this prospectus or any accompanying prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference may contain “forward-looking” statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would” or similar expressions, which refer to future events and trends, identify forward-looking statements. We do not guarantee that the transactions and events described in this prospectus or in any prospectus supplement will happen as described or at all. You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus and any accompanying prospectus supplement relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur that will affect our results. The “Risk Factors” section of this prospectus directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

This prospectus also contains or incorporates by reference data related to the solar power market in several countries, including China. These market data, including market data from Solarbuzz, an independent solar energy research firm, include projections based on a number of assumptions. The solar power market may not grow at the rates projected by the market data or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our securities. In addition, the rapidly changing nature of the solar power market and related regulatory regimes subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

OUR COMPANY

We are an integrated solar-power products manufacturer based in China. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our photovoltaic, or PV, module production. Our PV modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.

We capitalize on our vertically integrated platform and low-cost manufacturing capability in China to produce quality products at competitive costs. We produce standard monocrystalline PV modules ranging from 165 watts, or W, to 230 W in power output and multicrystalline PV modules ranging from 210 W to 230 W in power output. We build our PV modules to general specifications as well as to our customers’ and end-users’ individual specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. We also target sales in emerging solar power markets such as the Benelux market, China, Czech Republic, France, South Korea and the United States. We sell our products to distributors, wholesalers and PV system integrators, including Enfinity, ErgyCapital, Bull Solar and GA Solar.

In the past, we addressed the industry-wide shortage of polysilicon by establishing supply relationships with several global and domestic silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. Our experience and know-how in manufacturing monocrystalline-based products have enabled us to use a portion of low-cost, reclaimable silicon raw materials in the production of ingots, compared to other manufacturing methods generally used in the industry. We also expanded our platform in November 2007 to include the production of multicrystalline ingots, wafers and solar cells for use in our PV module production. In 2008, we used a higher proportion of virgin polysilicon than in the past several years, as polysilicon became widely available in the market and we were able to access a high quality and stable supply of polysilicon. In the fourth quarter of 2008, reclaimable silicon materials accounted for no more than 25% of our total silicon requirements, compared to approximately 80% in the fourth quarter of 2007. We purchase polysilicon and reclaimable silicon materials from our network of over 20 suppliers and have developed strong relationships with our suppliers.

As of June 30, 2009, we had an annual manufacturing capacity of approximately 400 megawatts, or MW, across ingots, wafers, cells and modules. We expect to increase our total annual production capacity to approximately 600 MW by the end of 2009.

We began our research and development efforts in solar products in 1999. We began our system integration business in 2002, our current PV module business in late 2004, and our production of solar cells in April 2007. In 2006, 2007 and 2008, we generated net revenues of $114.5 million, $301.8 million and $831.9 million, respectively, and net income from our continuing operations of $13.2 million, $35.4 million and $61.4 million, respectively.

RISK FACTORS

Please see the factors set forth under the heading “Item 3. Key Information — D. Risk Factors” in our most recently filed annual report on Form 20-F, which is incorporated in this prospectus by reference, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, if applicable, in any accompanying prospectus supplement before investing in any securities that may be offered pursuant to this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include that the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States. Our constituent documents do not contain provisions requiring that disputes be submitted to arbitration, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Fangda Partners, our counsel as to PRC law, have advised us, respectively, that it is uncertain whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation. Civil liability provisions of the U.S. federal and state securities law permit punitive damages against us; however, according to Conyers Dill & Pearman, Cayman Island courts would not recognize or enforce judgments against us to the extent the judgment is punitive or penal. It is uncertain as to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law would be determined by the Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

Fangda Partners has advised us further that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there is currently no treaty or other agreement of reciprocity between China and the United States governing the recognition of a judgment, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

TAXATION

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, which became effective January 1, 2008, dividends, interests, rents, and royalties payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The Cayman Islands, where Trina is incorporated, does not have such a tax treaty with the PRC. Therefore, if Trina is considered a non-resident enterprise for purposes of the new EIT law, a 10% withholding tax will be imposed on dividends paid to Trina by its PRC subsidiaries. In such a case, there will be no PRC withholding tax on dividends paid by Trina to investors that are not PRC legal or natural persons or on any gain realized on the transfer of ADSs or shares by such investors. However, PRC income tax will apply to dividends paid by Trina to investors that are PRC legal or natural persons and to any gain realized by such investors on the transfer of ADSs or shares.

Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of Trina’s management members are based in the PRC. If the PRC tax authorities subsequently determine that Trina should be classified as a resident enterprise, then Trina’s worldwide income will be subject to income tax at a uniform rate of 25%. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Trina is classified as a resident enterprise, the dividends received from its PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company like Trina, having ownership interest in a PRC enterprise.

Moreover, under the new EIT law, a withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprises can claim treaty protection. As such, these non-resident enterprises would enjoy a reduced withholding tax from treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. If Trina is considered a PRC resident enterprise, it is unclear whether the dividends Trina pays with respect to Trina’s ordinary shares or ADSs, or the gain you may realize from the transfer of Trina’s ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax.

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences under present law to U.S. Holders (defined below) of our ADSs or ordinary shares. This summary applies only to U.S. Holders that hold our ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary does not address any estate or gift tax consequences.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	regulated investment companies and real estate investment trusts;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding notes, ADSs or ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons who acquired notes, ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding notes, ADSs or ordinary shares through partnerships or other pass-through entities for U.S. federal income tax purposes.

U.S. Holders are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment depends on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding tax) generally will be included in your gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income” provided that (1) ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period and “risk of loss” requirements are met. Under Internal Revenue Service, or IRS, authority, ADSs will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs. Based on existing guidance, it is not entirely clear whether dividends that you receive with respect to our ordinary shares will be taxed as qualified dividend income, because our ordinary shares are not themselves listed on a U.S. exchange. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market. If we are treated as a PRC tax resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the Untied States and the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The dividends we receive from our PRC subsidiaries and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise’ ” included in our annual report on Form 20-F for the year ended December 31, 2008. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. Dividends paid on our common shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Subject to certain conditions and limitations, any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

To the extent, if any, the amount of any such distribution exceeds our current and accumulated earnings and profits, such amount will be treated first as a tax-free return of your tax basis in the ADSs or ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or ordinary shares) and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be treated (and reported) as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss (in the case of losses, subject to certain limitations). However, in the event we are deemed to be a PRC resident enterprise under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

We do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2008, and we do not expect to be PFIC for our taxable year ending December 31, 2009 or to become one in the future although there can be no assurance in that regard and no ruling from the IRS or opinion of counsel has or will be sought with respect to our status as a PFIC. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or the income test, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income, or the asset test.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status may depend in large part on the market price of our ADSs and ordinary shares which may fluctuate considerably. Accordingly, fluctuations in the market price of our ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise in any offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a

PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares for which a mark-to-market election was made, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares for which a mark-to-market election was made, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed and traded on the New York Stock Exchange, which is a qualified exchange for these purposes, and, consequently, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC. It should also be noted that only the ADSs and not our ordinary shares will be listed on the New York Stock Exchange.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file IRS Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

We urge you to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and who makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the period indicated. The ratios are calculated by dividing earnings by fixed charges. For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, fixed charges, amortization of capitalized interest, distributed income of equity investees and losses before tax of equity investees for which charges arising from guarantees are included in fixed charges, minus capitalized interest and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense, including capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest included in rental expense.

	Year Ended December 31,
	2004	2005	2006	2007	2008

Ratio of earnings to fixed charges	—(1)	7.9x	7.7x	5.3x	3.5x

(1)	Earnings for the year ended December 31, 2004 were insufficient to cover fixed charges by approximately $445,000.

DESCRIPTION OF SECURITIES

The following is a description of the terms and provisions of our ordinary shares, including ordinary shares represented by ADSs, preferred shares, debt securities and warrants to purchase ordinary shares, preferred shares, ADSs or debt securities we may offer and sell using this prospectus. These summaries are not meant to be a complete description of each security. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each security. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law.

As of the date hereof, our authorized share capital consists of 5,000,000,000 ordinary shares, with a par value of $0.00001 each. As of the date hereof, 2,966,396,881 ordinary shares are issued and outstanding.

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General.  All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Law.

Voting Rights.  Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded as described in our articles of association. A poll may be demanded by (i) the chairman of the meeting, (ii) at least three shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, (iii) any shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting, or (iv) a shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and holding not less than one-tenth of the issued share capital of our voting shares.

A quorum required for a meeting of shareholders consists of at least two shareholders entitled to vote representing not less than one-third of our total outstanding shares present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative. In general, advance notice of at least ten clear days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our memorandum or articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any unissued shares.

Transfer of Shares.  Subject to the restrictions of our articles of association, as more fully described below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or by any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof. There is presently no legal requirement under Cayman Islands law for instruments of transfer for our ordinary shares to be stamped. In addition, our board of directors has no present intention to charge any fee in connection with the registration of a transfer of ordinary shares.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on prior notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.  On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.  Our articles of association permit us to issue our shares, including ordinary shares, nil paid and partially paid. This permits us to issue shares where the payment for such shares has yet to be received. Although our articles give us the flexibility to issue nil paid and partly paid shares, our board has no present intention to do so. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.  Subject to the provisions of the Companies Law, the rules of the designated stock exchange, our memorandum and articles of association and to any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Our currently outstanding ordinary shares and those to be issued in this offering will not be subject to redemption at the option of the holders or our board of directors.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Register of Members.  Pursuant to our articles of association, our register of members and branch register of members shall be open for inspection by shareholders for such times and on such days as our board of directors shall determine, without charge, or by any other person upon a maximum payment of CI$2.50 or such other sum specified by the board, at the registered office or such other place at which the register is kept in accordance with the Companies Law or, upon a maximum payment of CI$1.00 or such other sum specified by the board, at our registered office, unless the register is closed in accordance with our articles of association.

Preferred Shares

Our articles provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of such shares to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine. In particular, our board of directors is empowered to authorize from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series, but not below the number of any class or series of preferred shares then outstanding.

The resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with, or be junior o the preferred shares of any other class or series.

Differences in Corporate Law

The Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.

(i)       Scheme of Arrangement

The Companies Law contains statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority and that the company has complied with the statutory provisions as to majority vote;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

(ii)       Mergers and Consolidations

Previously, the Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, pursuant to the Companies (Amendment) Law, 2009 that came into force on May 11, 2009, in addition to the existing schemes of arrangement provisions described above, a new, simpler and more cost-effective mechanism for mergers and consolidations between Cayman Islands companies and between Cayman companies and foreign companies is introduced.

The procedure to effect a merger or consolidation is as follows:

•	the directors of each constituent company must approve a written plan of merger or consolidation, or the Plan;

•	the Plan must be authorized by each constituent company by (a) a shareholder resolution by majority in number representing 75% in value of the shareholders voting together as one class; and (b) if the shares to be issued to each shareholder in the consolidated or surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class. A proposed merger between a Cayman parent company and its Cayman subsidiary or subsidiaries will not require authorization by shareholder resolution;

•	the consent of each holder of a fixed or floating security interest of a constituent company in a proposed merger or consolidation is required unless the court (upon the application of the constituent company that has issued the security) waives the requirement for consent;

•	the Plan must be signed by a director on behalf of each constituent company and filed with the Registrar of Companies together with the required supporting documents;

•	a certificate of merger or consolidation is issued by the Registrar of Companies which is prima facie evidence of compliance with all statutory requirements in respect of the merger or consolidation. All rights and property of each of the constituent companies will then vest in the surviving or consolidated company which will also be liable for all debts, contracts, obligations and liabilities of each constituent company. Similarly, any existing claims, proceedings or rulings of each constituent company will automatically be continued against the surviving or consolidated company; and

•	provision is made for a dissenting shareholder of a Cayman constituent company to be entitled to payment of the fair value of his shares upon dissenting to the merger or consolidation. Where the parties cannot agree on the price to be paid to the dissenting shareholder, either party may file a petition to the court to determine fair value of the shares. These rights are not available where an open market exists on a recognized stock exchange for the shares of the class held by the dissenting shareholder.

Shareholders’ Suits.  Derivative actions were brought and reported in Cayman Islands but were unsuccessful. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the powers defined by laws and its memorandum and articles of association;

•	the act complained of, although not beyond the powers defined by laws and its memorandum and articles of association, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent 100 shares deposited with the principal Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or DRS, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

DRS is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. Directions on how to obtain copies of those documents are provided on page 2 of this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs.

It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the next-to-last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practicable, subject to the laws of Cayman Islands and the provisions of our constitutive documents, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If no instructions are received by the depositary from any owner with respect to any of the deposited securities represented by the ADSs on or before the date established by the depositary for such purpose, the depositary shall deem the owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. No such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter that we inform the depositary we do not wish such proxy given, substantial opposition exists or materially and adversely affects the rights of holders of the shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting not fewer than 30 days before the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares must
pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; or
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.02 (or less) per ADS	•	Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS holders
$.02 (or less) per ADSs per calendar year	•	Depositary services
Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); or
	•	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of

ADSs to reflect the sale and pay to you the proceeds, if any, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:		Then:

•	Change the nominal or par value of our shares;	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities; and

•	Reclassify, split up or consolidate any of the deposited securities;

•	Distribute securities on the shares that are not distributed to you; or	The depositary may distribute some or all of the cash, shares or other securities it receives. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

•	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action,

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, such amendment will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADRs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such shares or ADSs to the depositary for the benefit of the owners and (c) will not take any action with respect to such shares or ADSs that is inconsistent with the transfer of beneficial ownership; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through DRS/Profile and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

Unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

The debt securities will be issued under an indenture. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been incorporated by reference as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary and not defined herein have the meanings specified in the indenture.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and set forth or determined in the manner provided in a resolution of our board of directors, in an officers’ certificate or by a supplemental indenture (Section 2.02). The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series (including any pricing supplement or term sheet).

We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium or at a discount. We will set forth in a prospectus supplement (including any pricing supplement or term sheet) relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the series of debt securities, if applicable:

•	the title of the debt securities of the series;

•	any limit upon the aggregate principal amount of the debt securities of the series that may be authenticated and delivered under the indenture;

•	the dates or periods during which the debt securities of the series may be issued, and the dates or the range of dates within which the principal of and premium, if any, may be payable;

•	the rate at which the debt securities of the series shall bear interest or the method by which such rate shall be determined, the date from which such interest shall accrue, or the method by which such date shall be determined, the interest payment dates on which any such interest shall be payable and the record date for the determination of holders to whom interest is payable;

•	the currency in which the debt securities of the series shall be denominated or in which payment of the principal of, premium, if any, or interest shall be payable and any other terms concerning such payment;

•	if the amount of payment of principal of, premium, if any, or interest on the debt securities of the series may be determined with reference to an index, formula or other method including, but not limited to, an index based on a currency or currencies other than that in which the debt securities of the series are stated to be payable, the manner in which such amounts shall be determined;

•	if the principal of, premium, if any, or interest on debt securities of the series are to be payable, at our or a holder’s election, in a currency other than that in which the debt securities of the series are denominated or stated to be payable, the period or periods within which, and the terms and conditions, including the exchange rate, upon which such election may be made and the manner of determining the exchange rate;

•	the place or places where the principal of, premium, if any, and interest on the debt securities of the series shall be payable, and where the debt securities of the series that are convertible or exchangeable may be surrendered for conversion or exchange;

•	the price at which, the period or date on which, and the terms and conditions upon which the debt securities of the series may be redeemed, in whole or in part;

•	any of our obligation to redeem, purchase or repay debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or the date on which, and the terms and conditions upon which such debt securities shall be redeemed, purchased or repaid, in whole or in part;

•	if other than denominations of $1,000 or any integral multiple thereof, the denominations in which debt securities of the series shall be issuable;

•	if other than the principal amount, the portion of the principal amount of the debt securities of the series which shall be payable upon declaration of acceleration of the maturity;

•	whether the debt securities of the series are to be issued as original issue discount debt securities of the series and the amount of discount with which such debt securities may be issued;

•	whether the debt securities of the series are to be issued in whole or in part in the form of one or more global securities and the depositary for such global securities and the terms and conditions upon which interests in such global securities may be exchanged in whole or in part for the individual securities;

•	the date as of which any global security of the series shall be dated if other than the original issuance of the first debt security to be issued;

•	the form of the debt securities of the series;

•	if the debt securities of the series are to be convertible into or exchangeable for any securities of any person, the terms and conditions upon which such debt securities will be so convertible or exchangeable;

•	whether the debt securities of the series of such series are subject to subordination and the terms of such subordination; and

•	any other terms of the debt securities of the series, including events of default (including deletion or modification of any event of default) and/or additional covenants or any provisions of the indenture that shall not apply to such debt securities or shall apply as modified by the terms of a board resolution or supplemental indenture (Section 3.01).

The indenture does not limit our ability to issue convertible or subordinated debt securities. Any conversion or subordination provisions of a particular series of debt securities will be set forth in the resolution of our Board of Directors, the officers’ certificate or the supplemental indenture related to the series of debt securities and will be described in the relevant prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of ordinary shares or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.

Covenants

We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to any successor person in a single transaction or series of transactions, unless:

•	we are the surviving person or the resulting, surviving or transferee person, if other than us, is a corporation, organized and validly existing under the laws of the Cayman Islands, the British Virgin Islands, Bermuda, Hong Kong, the United States, any state of the United States or the District of Columbia and assumes our obligations on the debt securities of the series and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing;

•	if as a result of such transaction the debt securities of the series become convertible into capital stock or other securities issued by a third party, such third party fully and unconditionally guarantees all obligations of us or such successor under the debt securities of the series and the indenture; and

•	other conditions described in the indenture are met (Section 6.04).

Reports

The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, will be delivered to the trustee within 30 days after the same is required to be filed with the SEC, provided, however, that any such reports or documents filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval (or EDGAR) system shall be deemed delivered to the Trustee (Section 10.02).

Events of Default

Each of the following constitutes an “event of default” with respect to debt securities of any series:

(1) default in the payment of any interest on any of the debt securities of the series, when the interest becomes due and payable, and continuance of such default for a period of 30 days;

(2) default in the payment of the principal of or any premium on any of the debt securities of the series, when the principal or premium becomes due and payable at their maturity or upon exercise of a repurchase right;

(3) failure to pay a sinking fund installment, if any, when and as the same shall become payable by the terms of the debt securities the series, which failure shall have continued unremedied for a period of 30 days;

(4) failure to comply with any of our other agreements contained in the debt securities or the indenture (including any indenture supplemental), which failure continues for 90 days after written notice of such default from the trustee or holders of at least 25% in principal amount of the debt securities then outstanding has been received by us;

(5) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of our company in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging that we are bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of our company under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of our company or of any substantial part of our property, or ordering the winding-up or liquidation of our affairs;

(6) the commencement by us of a voluntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated bankrupt or insolvent, or the consent by either our company to the entry of a decree or order for relief in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against us, or the filing by us of a petition or answer or consent seeking reorganization or relief under any applicable law, or the consent by us to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of our company or of any substantial part of our property, or the making by us of an assignment for the benefit of creditors, or the admission by our company in writing of our inability to pay our debts generally as they become due, or the authorization of any such action by our board of directors; or

(7) the occurrence of any other event of default with respect to the debt securities as provided in a supplemental indenture or officer’s certificate, if any, applicable to such debt securities (Section 7.01).

If an event of default other than an event of default described in clauses (5) and (6) above with respect to us occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series then outstanding may declare the principal amount of the debt securities of the series then outstanding plus any interest on the debt securities of the series accrued and unpaid, if any, through the date of such declaration to be immediately due and payable, or acceleration. The indenture provides that if an event of default described in clauses (5) and (6) above with respect to us occurs, the principal amount of the debt securities of the series plus accrued and unpaid interest, if any, will automatically become immediately due and payable. However, the effect of such provision may be limited by applicable law (Section 7.02).

At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain provisions of the indenture, the holders of a majority in aggregate principal amount of the debt securities of the series then outstanding may, under certain circumstances, rescind and annul such acceleration (Section 7.02).

The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand (Section 11.01). Subject to the indenture and applicable law, the holders of a majority in aggregate principal amount of the outstanding debt securities of the series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of the series (Section 7.06).

No holder shall have any right to institute any action, suit or proceeding at law or in equity for the execution of any trust under the indenture or for the appointment of a receiver or for any other remedy under the indenture, in each case with respect to an event of default, unless:

•	such holder previously shall have given to the trustee written notice of a continuing event of default;

•	the holders of 25% in principal amount of the debt securities of the series then outstanding shall have requested the trustee in writing to take action in respect of the complained matter; and

•	a satisfactory indemnity against the costs, expenses and liabilities to be incurred shall have been offered to the trustee, and the trustee, within 60 days after receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding;

and such notice, request and offer of indemnity are conditions precedent to any such action, suit or proceeding by any holder of the debt securities of the series. However, nothing in the indenture or in the debt securities of the series shall affect or impair our obligation to pay the principal of, premium, if any, and interest on the debt securities of the series to the holders at the due dates or affect or impair the right of such holders to institute suit to enforce the payment of, or conversion of, the debt securities of the series (Section 7.07).

Modification and Waiver

We and the trustee may amend or supplement the indenture or debt securities of any affected series without prior notice to, or the consent of, the holders, for any one or more of or all the following purposes:

(1) to add to the covenants and agreements to be observed and to add events of default, in each case for the protection or benefit of the holders of the debt securities of the series, or to surrender any right or power conferred upon us;

(2) to add any events of default and to specify the rights and remedies of the trustee and the holders of the debt securities of the series;

(3) to evidence the succession of another corporation to us, or successive successions, and the assumption by such successor of our covenants and obligations in the debt securities of the series and the indenture;

(4) to evidence and provide for the acceptance of appointment by a successor trustee and to add to or change any provision of the indenture as necessary for or facilitate the administration of the trusts hereunder by more than one trustee;

(5) to secure the debt securities of the series;

(6) to evidence any changes to the indenture for the removal or appointment of trustee or replacement of trustee resulting from merger, conversion or consolidation;

(7) to cure any ambiguity or to correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the indenture which shall not adversely affect the interests of the holders of the debt securities of the series;

(8) to comply with the requirements of the Trust Indenture Act or the rules and regulations of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(9) to add guarantors or co-obligors with respect to the debt securities of the series;

(10) to prohibit the authentication and delivery of the additional debt securities;

(11) to establish the form and terms of securities of any new series, or to authorize the issuance of additional debt securities of a series previously authorized or to add to the conditions, limitations or restrictions on the authorized amount, terms or purposes of issue, authentication or delivery of the debt securities of any series;

(12) to supplement any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any of the debt securities of the series thereunder, provided that any such action shall not adversely affect the interests of any holder of the debt securities of the series in any material respect as evidenced by an opinion of counsel;

(13) to make any changes of a formal, minor or technical nature or necessary to correct a manifest error or to comply with mandatory provisions of applicable law as evidenced by an opinion of counsel so long as such change does not adversely affect the rights of the holders of the debt securities of the series in any material respect; or

(14) to change or eliminate any of the provisions of the indenture; provided that any such change or elimination shall become effective only when there is no outstanding debt security of any series created prior to the execution of such supplemental indenture that is entitled to the benefit of such provision and as to which such supplemental indenture would apply (Section 14.01).

With the consent of the holders of a majority in aggregate principal amount of the debt securities of any affected series, we and the trustee may amend or supplement the indenture for the purpose of adding any provisions to or changing in any manner or eliminating any provisions of the indenture or of modifying in any manner the rights of the holders of the debt securities of the series; provided, however, that no such amendment or supplement shall, without the consent of the holder of each outstanding debt security affected thereby (and without the consent of the trustee as to (3) below),

(1) extend the maturity of the principal of, or any installment of interest on, the debt securities of the series, or reduce the principal amount or the interest or any premium payable upon redemption of the debt securities of the series, or change the currency in which the principal of and premium, if any, or interest on the debt securities of the series is denominated or payable, or reduce the amount of the principal upon a declaration of acceleration of the maturity, or impair the right to institute suit for the enforcement of any payment on any note or adversely affect the right of the holders to convert the note;

(2) reduce the percentage in principal amount of the debt securities of the series, the consent of whose holders is required for any amendment or supplement, or the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults and their consequences provided for the indenture;

(3) modify the rights, duties or immunities of the trustee;

(4) modify the provisions with respect to the repurchase rights of the holders in a manner adverse to holders; or

(5) alter the manner of calculation or rate of accrual of interest, repurchase price or the conversion rate (except in a manner provided for in the indenture) on any debt security or extend the time for payment of any such amount (Section 14.01).

In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding debt securities of the series may, without prior notice to the holders, waive our compliance in any instance with any provision of the indenture or waive any past default under the indenture and its consequences, except a default in the payment of any amount due or with respect to any debt security or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security affected (Section 7.06).

We may set a record date for determining the identity of the holder of the debt securities of the series entitled to give a written consent or waive compliance by us. Such record date shall not be more than 30 days prior to the first solicitation of such consent or waiver or the date of the most recent list of holders furnished to the trustee prior to such solicitation pursuant to Section 312 of the Trust Indenture Act (Section 14.02).

Promptly after the execution by us and the trustee of any amendment or supplement, we shall mail a notice describing generally such amendment or supplement to the holders of debt securities of the series at their addresses appearing in our register. Any failure by us to mail such notice shall not impair or affect the validity of any such supplement or amendment (Section 14.02).

Satisfaction and Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding debt securities of any series or by depositing with the paying agent, whether at maturity or any repurchase date, all the debt securities of the series, funds or other consideration (as applicable under the terms of the indenture) sufficient to pay all of our obligations with respect to the outstanding debt securities of the series and paying all other sums payable under the indenture. Such discharge is subject to terms contained in the indenture (Section 12.01).

Governing Law

The indenture and the debt securities of the series are governed by, and construed in accordance with, the laws of the State of New York (Section 16.12).

DESCRIPTION OF WARRANTS

This section describes the general terms of the warrants that we may offer and sell using this prospectus. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each warrant. The accompanying prospectus supplement may add, update or change the terms and conditions of the warrants as described in this prospectus.

General

We may issue warrants to purchase preferred shares, ordinary shares (including ordinary shares represented by ADSs) or debt securities. Warrants may be issued independently or together with any securities and may be attached to or separate from those securities. The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all of which will be described in the prospectus supplement relating to the warrants we are offering. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

Equity Warrants

We may issue warrants for the purchase of our equity securities, such as our preferred shares or ordinary shares (including ordinary shares represented by ADSs). As explained below, each equity warrant will entitle its holder to purchase equity securities at an exercise price set forth in, or to be determinable as set forth in, the related prospectus supplement. Equity warrants may be issued separately or together with equity securities.

The equity warrants are to be issued under equity warrant agreements to be entered into between us and one or more banks or trust companies, as equity warrant agent, as will be set forth in the prospectus supplement relating to the equity warrants being offered by the prospectus supplement and this prospectus.

The particular terms of each issue of equity warrants, the equity warrant agreement relating to the equity warrants and the equity warrant certificates representing equity warrants will be described in the applicable prospectus supplement, including, as applicable:

•	the title of the equity warrants;

•	the initial offering price;

•	the aggregate number of equity warrants and the aggregate number of shares of the equity security purchasable upon exercise of the equity warrants;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, the designation and terms of the equity securities with which the equity warrants are issued, and the number of equity warrants issued with each equity security;

•	the date, if any, on and after which the equity warrants and the related equity security will be separately transferable;

•	if applicable, the minimum or maximum number of the equity warrants that may be exercised at any one time;

•	the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

•	if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to the equity warrants;

•	anti-dilution provisions of the equity warrants, if any;

•	redemption or call provisions, if any, applicable to the equity warrants; and

•	any additional terms of the equity warrants, including terms, procedures and limitations relating to the exchange and exercise of the equity warrants.

Holders of equity warrants will not be entitled, solely by virtue of being holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of shareholders for the election of directors or any other matter, or to exercise any rights whatsoever as a holder of the equity securities purchasable upon exercise of the equity warrants.

Debt Warrants

We may issue warrants for the purchase of our debt securities. As explained below, each debt warrant will entitle its holder to purchase debt securities at an exercise price set forth in, or to be determinable as set forth in, the related prospectus supplement. Debt warrants may be issued separately or together with debt securities.

The debt warrants are to be issued under debt warrant agreements to be entered into between us, and one or more banks or trust companies, as debt warrant agent, as will be set forth in the prospectus supplement relating to the debt warrants being offered by the prospectus supplement and this prospectus.

The particular terms of each issue of debt warrants, the debt warrant agreement relating to the debt warrants and the debt warrant certificates representing debt warrants will be described in the applicable prospectus supplement, including, as applicable:

•	the title of the debt warrants;

•	the initial offering price;

•	the title, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	the title and terms of any related debt securities with which the debt warrants are issued and the number of the debt warrants issued with each debt security;

•	the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

•	if applicable, the minimum or maximum number of warrants that may be exercised at any one time;

•	the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

•	if applicable, a discussion of United States federal income tax, accounting or other considerations applicable to the debt warrants;

•	whether the debt warrants represented by the debt warrant certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered;

•	anti-dilution provisions of the debt warrants, if any;

•	redemption or call provisions, if any, applicable to the debt warrants;

•	any additional terms of the debt warrants, including terms, procedures and limitations relating to the exchange and exercise of the debt warrants; and

•	the exercise price.

Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations and, if in registered form, may be presented for registration of transfer, and debt warrants may be exercised at the corporate trust office of the debt warrant agent or any other office indicated in the related prospectus supplement. Before the exercise of debt warrants, holders of debt warrants will not be entitled to payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon exercise of the debt warrants, or to enforce any of the covenants in the indenture.

PLAN OF DISTRIBUTION

We may sell or distribute the securities offered by this prospectus, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Sale through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its commonly reasonable efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If the applicable prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative Transactions and Hedging

We and the underwriters may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters. The underwriters may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters may also use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Loans of Securities

We or a selling shareholder may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement.

General Information

Agents, underwriters and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters and dealers, or their respective affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates, in the ordinary course of business for which they may receive customary compensation.

LEGAL MATTERS

Certain legal matters as to United States federal securities and New York state law will be passed upon for us by Latham & Watkins. The validity of the ordinary shares and the preferred shares will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Fangda Partners.

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from Trina Solar Limited’s annual report on Form 20-F, and the effectiveness of Trina Solar Limited’s internal control over financial reporting have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai 20002, People’s Republic of China.